SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 11)

Under the Securities Exchange Act of 1934*

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84130C100

(CUSIP Number)

Rodney L. Moore
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
214-746-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84130C100
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TW Southcross Aggregator LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,688,364 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,688,364 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,688,364 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.8% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN - limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,982,577 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship with TW Southcross Aggregator LP to SHB, TW Southcross Aggregator LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,658,197 Common Units, 18,982,577 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 2, 2018. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TW/LM GP Sub, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,688,364 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,688,364 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,688,364 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.8% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,982,577 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

 (2) As a result of the relationship of TW/LM GP Sub, LLC to SHB, TW/LM GP Sub, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

 (3) Based upon 48,658,197 Common Units, 18,982,577 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tailwater Energy Fund I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,688,364 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,688,364 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,688,364 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.8% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN – limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,982,577 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

 (2) As a result of the relationship of Tailwater Energy Fund I LP to SHB, Tailwater Energy Fund I LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

 (3) Based upon 48,658,197 Common Units, 18,982,577 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TW GP EF-I, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,688,364 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,688,364 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,688,364 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.8% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN – limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,982,577 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

 (2) As a result of the relationship of TW GP EF-I, LP to SHB, TW GP EF-I, LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

 (3) Based upon 48,658,197 Common Units, 18,982,577 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TW GP EF-I GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,688,364 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,688,364 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,688,364 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.8% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
00 – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,982,577 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

 (2) As a result of the relationship of TW GP EF-I GP, LLC to SHB, TW GP EF-I GP, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

 (3) Based upon 48,658,197 Common Units, 18,982,577 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TW GP Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,688,364 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,688,364 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,688,364 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.8% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
00 – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,982,577 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

 (2) As a result of the relationship of TW GP Holdings, LLC to SHB, TW GP Holdings, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

 (3) Based upon 48,658,197 Common Units, 18,982,577 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tailwater Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
☒
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,688,364 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,688,364 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,688,364 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.8% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN – limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,982,577 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

 (2) As a result of the relationship of Tailwater Holdings, LP to SHB, Tailwater Holdings, LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB
.
 (3) Based upon 48,658,197 Common Units, 18,982,577 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tailwater Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,688,364 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,688,364 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,688,364 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.8% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,982,577 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

 (2) As a result of the relationship of Tailwater Capital LLC to SHB, Tailwater Capital LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

 (3) Based upon 48,658,197 Common Units, 18,982,577 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jason H. Downie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,688,364 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,688,364 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,688,364 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.8% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN – Individual

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,982,577 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

 (2) As a result of the relationship of Jason H. Downie to SHB, Mr. Downie may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

 (3) Based upon 48,658,197 Common Units, 18,982,577 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edward Herring

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,688,364 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,688,364 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,688,364 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.8% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN – Individual

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 18,982,577 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

 (2) As a result of the relationship of Edward Herring to SHB, Mr. Herring may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

 (3) Based upon 48,658,197 Common Units, 18,982,577 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of November 13, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

EXPLANATORY NOTE

This Amendment No. 11 amends and supplements the Schedule 13D first filed August 14, 2014, as amended by that certain Amendment No. 1 filed on December 8, 2014, that certain Amendment No. 2 filed on May 15, 2015, that certain Amendment No. 3 filed on February 17, 2016, that certain Amendment No. 4 filed on April 6, 2016, that certain Amendment No. 5 filed on April 13, 2016, that certain Amendment No. 6 filed on May 2, 2016, that certain Amendment No. 7 filed on August 12, 2016, that certain Amendment No. 8 filed on January 13, 2017, that certain Amendment No. 9 filed August 15, 2017, and that certain Amendment No. 10 filed November 14, 2017 (the “Original Schedule 13D”), and as amended by this Amendment No. 11 (this “Schedule 13D”), and is being filed jointly by the Filing Parties with respect to the Common Units, Class B Convertible Units and Subordinated Units of SXE (as hereinafter defined).  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D, as previously amended.

Item 3.  Source and Amount of Funds or Other Consideration

The information previously provided in response to Item 3 is hereby amended and supplemented by adding to the end of Item 3 the following:

“On February 9, 2018 and May 3, 2018, SHB received an additional 320,890 and 326,506, respectively, Class B PIK Units as distributions on the Class B Convertible Units.”

 Item 4. Purpose of Transaction

Items 4(a)-(j) of the Original Schedule 13D are hereby amended and supplemented by adding to the end thereof the following:

On July 29, 2018, Southcross Energy Partners, L.P. (SXE or the “Issuer”) by written notice to American Midstream Partners, LP, a Delaware limited partnership (“AMID”), terminated the previously reported Merger Agreement as a result of the merger contemplated by the Merger Agreement not being completed on or prior to June 15, 2018 (this date for such termination right as originally reported in this Schedule 13D was June 1, 2018, and such date was extended to June 15, 2018) .

Simultaneously, on July 29, 2018, Southcross Holdings LP, a Delaware limited partnership that indirectly owns 100% of the limited liability company interests of SXE GP (“Holdings”), by written notice to AMID, terminated the previously reported Contribution Agreement as result of the transactions contemplated by the Contribution Agreement not being completed on or prior to June 15, 2018, due to AMID’s Funding Failure (as defined in the Contribution Agreement). Pursuant to the terms of the Contribution Agreement, AMID was obligated to pay Holdings a fee of $17,000,000 as a result of such termination, which amount has been paid.

Concurrent with the termination of the Merger Agreement and Contribution Agreement, the previously reported Voting and Support Agreement entered into between AMID, SXE, and SXE GP terminated pursuant to its terms as a result of the termination of the Merger Agreement.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) and (b) As of August 2, 2018, 48,658,197 Common Units, 18,982,577 Class B Convertible Units and 12,213,713 Subordinated Units are outstanding.  The Class B Convertible Units convert into Common Units at the Class B Conversion Rate on the Class B Conversion Date; the initial Class B Conversion Rate is 1.0 (i.e., one Common Unit for each Class B Convertible Unit). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period. Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of SXE, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. As a result of the relationship of the Filing Parties to SHB, each of the Filing Parties is deemed to be the beneficial owner, with shared power to vote or direct the vote and shared power to dispose or direct the disposition, of 57,688,364 Common Units, which constitutes approximately 72.8% of the outstanding Common Units (giving effect to the conversion of all outstanding Class B Convertible Units and Subordinated Units).

TW Southcross Aggregator LP

Amount Beneficially Owned: 57,688,364 (1)
Percentage: 72.8% (2)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 57,688,364 (1)
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 57,688,364 (1)

TW/LM GP Sub, LLC

Amount Beneficially Owned: 57,688,364 (1)
Percentage: 72.8% (2)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 57,688,364 (1)
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 57,688,364 (1)

Tailwater Energy Fund I LP

Amount Beneficially Owned: 57,688,364 (1)
Percentage: 72.8% (2)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 57,688,364 (1)
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 57,688,364 (1)

TW GP EF-I LP

Amount Beneficially Owned: 57,688,364 (1)
Percentage: 72.8% (2)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 57,688,364 (1)
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 57,688,364 (1)

TW GP EF-I GP, LLC

Amount Beneficially Owned: 57,688,364 (1)
Percentage: 72.8% (2)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 57,688,364 (1)
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 57,688,364 (1)

Tailwater Holdings, LP

Amount Beneficially Owned: 57,688,364 (1)
Percentage: 72.8% (2)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 57,688,364 (1)
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 57,688,364 (1)

TW GP Holdings, LLC

Amount Beneficially Owned: 57,688,364 (1)
Percentage: 72.8% (2)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 57,688,364 (1)
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 57,688,364 (1)

Tailwater Capital LLC

Amount Beneficially Owned: 57,688,364 (1)
Percentage: 72.8% (2)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 57,688,364 (1)
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 57,688,364 (1)

Jason H. Downie

Amount Beneficially Owned: 57,688,364 (1)
Percentage: 72.8% (2)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 57,688,364 (1)
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 57,688,364 (1)

Edward Herring

Amount Beneficially Owned: 57,688,364 (1)
Percentage: 72.8% (2)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 57,688,364 (1)
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 57,688,364 (1)

(1)
SHB directly owns of record all of the 26,492,074 Common Units representing limited partner interests, 18,982,577 Class B Convertible Units representing limited partner interests and 12,213,713 Subordinated Units representing limited partner interests in SXE of which each Reporting Person has beneficial ownership. SHB is owned of record 100% by Guarantor, and its non-economic general partner interest is held by Borrower GP, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.8% by Holdings, and its 0.2% general partner interest is held by Guarantor GP, which is owned of record 99% by Holdings and 1% by Southcross Intermediary LLC, which is owned 100% by Holdings.  Holdings GP is the non-economic general partner of Holdings.

(2)
Based upon 48,658,197 Common Units, 18,982,577 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of August 2, 2018.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.

Pursuant to the Plan, EIG and Aggregator each own 33.33% of each of Holdings GP and Holdings and the Lenders own 33.34% of each of Holdings GP and Holdings.

EIG, together with EIG Management Company, LLC, EIG Asset Management, LLC, EIG Global Energy Partners, LLC, The R. Blair Thomas 2010 Irrevocable Trust, The Randall Wade 2010 Irrevocable Trust, The Kristina Wade 2010 Irrevocable Trust, Randall S. Wade and R. Blair Thomas, are referred to collectively in this Schedule 13D as the “EIG Parties.”

Holdings GP, together with Holdings, Intermediary, Guarantor, Guarantor GP, SHB GP and SHB, are referred to collectively in this Schedule 13D as the “Holdings Parties”.

(c) There have been no reportable transactions in the Common Units, Class B Convertible Units or Subordinated Units that were effected in the last 60 days by the Filing Parties or Controlling Persons, except as described in Item 4, which is incorporated by reference in this Item 5(c).

(d) To the knowledge of the Filing Parties, no other person, other than the Filing Parties, the EIG Parties, the Lenders and the Holdings Parties (and each of their respective direct or indirect affiliates), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units, Class B Convertible Units or Subordinated Units.

(e) Other than Southcross Energy LLC and Charlesbank Capital Partners, LLC, as previously reported in this Schedule 13D, no other Reporting Person has ceased to the beneficial owner of more than five percent of Common Units, Class B Convertible Units or Subordinated Units.”

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

“The information provided in Item 4 is incorporated by reference into this Item 6.”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 9, 2018

TW SOUTHCROSS AGGREGATOR LP,
a Delaware limited partnership

By:	TW/LM GP Sub, LLC,
its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TW/LM GP SUB, LLC,
a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TAILWATER ENERGY FUND I LP,
a Delaware limited partnership

By:	TW GP EF-I, LP,
its General Partner

By:	TW GP EF-I GP, LLC,
its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TW GP EF-I, LP,
a Delaware limited partnership

By:	TW GP EF-I GP, LLC,
its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TW GP EF-I GP, LLC,
a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TAILWATER HOLDINGS, LP,
a Delaware limited partnership

By:	TW GP Holdings, LLC,
its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President

TW GP HOLDINGS, LLC,
a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President

TAILWATER CAPITAL LLC,
a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

/s/ Jason H. Downie
Jason H. Downie

/s/ Edward Herring
Edward Herring